CONSENT OF STEPHEN P. ANTONY

I consent to the inclusion in the Management’s Discussion and Analysis of Energy Fuels Inc. (the “Company”) for the three months ended March 31, 2015 (the “MD&A”), of references to my name with respect to the disclosure of scientific and technical information regarding the Company’s properties (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s (i) Registration Statement on Form F-10 (No. 333-194916), as amended, and (ii) Registration Statement on Form F-4 (No. 333-203996), filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

/s/ Stephen P. Antony, P.E.
Name: Stephen P. Antony, P.E.
Title: President and Chief Executive
Officer, Energy Fuels Inc.

Date: May 11, 2015